UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated February 6, 2015 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: February 6, 2015

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	February 5, 2015

Consolidated Net Revenue grows to Rs.69,973 crores

Consolidated PAT stood at Rs.3,581 crores

Mumbai, February 5, 2015

Consolidated Financial Results for the Quarter and Nine months ended December 31, 2014

Tata Motors today reported consolidated revenues (net of excise) of Rs.69,973 crores for the quarter ended December 31, 2014, a growth of 9.6% over Rs.63,853 crores for the corresponding quarter last year, despite continuing weak operating environment in the standalone business which was more than offset by, increase in wholesale volumes, richer product mix and market mix at Jaguar Land Rover (JLR). The Consolidated Profit before tax for the quarter stood at Rs.5,732 crores, a de-growth of 6.4% over Rs.6,127 crores for the corresponding quarter last year. The Consolidated Profit after tax (post minority interest and profit / loss in respect of associate companies) for the quarter was Rs.3,581 crores, a de-growth of 25.5% over Rs.4,805 crores for the corresponding quarter last year.

The consolidated revenue (net of excise) for the nine months ended December 31, 2014, was Rs.1,95,220 crores posting a growth of 16.5% over Rs.1,67,516 crores for the corresponding period last year. The Consolidated Profit before tax for the nine months ended December 31, 2014 was Rs.18,932 crores, a growth of 37.0% over Rs.13,816 crores for the corresponding period last year. The Consolidated Profit after tax (post minority interest and profit / loss in respect of associate companies) for the nine months ended December 31, 2014 was Rs.12,270 crores, a growth of 21.8% over Rs.10,073 crores for the corresponding period last year.

Tata Motors Standalone Financial Results for the Quarter and Nine months ended December 31, 2014

In the MHICV segment, positive economic sentiment, firm freight rates and improved freight availability, lower fuel prices and improved profitability of truck operators led to replacement demand which supported the Company sales growth in this segment of 42.9% Y-o-Y in Q3 FY 2014-15. However, LCV segments (mainly the SCV) continued to be impacted by low transportation tonnage and vehicle over-capacity as well as constrained financing environment. As a result, the overall CV sales were down 8.5% Y-o-Y in Q3 FY 2014-15. New launches in the Prima LX and Ultra range as well as other product enhancements provides a strong foundation for the future growth.

In Passenger vehicles, ZEST, the All-new Stylish Compact Sedan, received a very strong and encouraging response from the customers. This led to the passenger vehicles segment of the company showing a growth of 4.6% Y-o-Y with car segment growth of 16.8% Y-o-Y in Q3 FY 2014-15. Zest has won several awards in the Compact sedan segment since its launch.

The sales (including exports) of commercial and passenger vehicles for the quarter ended December 31, 2014, stood at 1,27,484 units, down by 3.5%, as compared to the corresponding quarter last year. The revenues (net of excise) for the quarter ended December 31, 2014 stood at Rs.9,056 crores, as compared to Rs.7,770 crores for the corresponding quarter last year. Loss before and after tax for the quarter ended December 31, 2014 was Rs.2,105 crores and Rs.2,123 crores, respectively, against Profit before and after tax of Rs.621 crores and Rs.1,251 crores, respectively, for the corresponding quarter last year. Loss before tax for the quarter ended December 31, 2014 includes profit of Rs.13 crores on divestment of investment in a foreign subsidiary company to TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary (Rs.1,948 crores for the corresponding quarter last year), provision of Rs.310 crores to the carrying cost of buildings at Singur due to uncertainty on the timing of resolution of the legal case pending in the Supreme Court of India and the unamortised exchange loss of Rs.216 crores due to the prepayment of the existing foreign currency borrowings with new foreign currency borrowings in the quarter.

The revenues (net of excise) for the Nine months ended December 31, 2014, stood at Rs.25,510 crores as compared to Rs.25,743 crores in the corresponding period last year. Loss before and after tax for nine months ended December 31, 2014 was Rs.2,818 crores and Rs.3,575 crores, respectively, against the Profit before and after tax of Rs.391 crores and Rs.1,151 crores, respectively, for the corresponding period last year.

Jaguar Land Rover Automotive PLC - (figures as per IFRS)

Jaguar Land Rover wholesales and retails for the quarter ended December 31, 2014 stood at 122,187 units and 111,525 units respectively.

Revenues for the quarter ended December 31, 2014 of GBP 5,879 million, represented a growth of 10.3% over GBP 5,328 million in the corresponding quarter last year. Operating profit (EBITDA) for the quarter ended December 31, 2014, stood at 18.6%, of GBP 1,096 million, representing a growth of 7.8% over GBP 1,017 million in the corresponding quarter last year. Continued strong revenue and operating performance were driven by wholesale volume increase, richer product mix supported by the ongoing success of Range Rover Sport, Range Rover and Jaguar F-TYPE, rich market mix. Profit before tax of GBP 685 million for the quarter ended December 31, 2014 was down 18.6% over the corresponding quarter last year (GBP 842 million in the corresponding quarter last year) due to unfavourable revaluation of foreign currency debt and unrealised hedges and higher depreciation and amortisation. Profit after tax for the quarter ended December 31, 2014 stood at GBP 593 million (GBP 619 million in the corresponding quarter last year).

Revenues for the nine months ended December 31, 2014 of GBP 16,040 million, represented a growth of 14.3% over GBP 14,037 million in the corresponding period last year. EBITDA of GBP 3,116 million for the nine months ended December 31, 2014, represented a growth of 26.0% over GBP 2,473 million in the corresponding period last year. The Profit before tax for the nine months ended December 31, 2014, grew 15.2% over the corresponding period last year to GBP 2,218 million (GBP 1,925 million in the corresponding period last year). Profit after tax for the nine months ended December 31, 2014, grew 21.4% over the corresponding period last year to GBP 1,736 million (GBP 1,430 million in the corresponding period last year).

Tata Daewoo Commercial Vehicles Co Ltd - (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 233 billion and recorded a net profit of KRW 31 billion in the quarter ended December 31, 2014. Net revenue and net profit for the Nine months ended December 31, 2014 stood at KRW 687 billion and KRW 40 billion respectively. Net profit for the quarter and nine months ended December 31, 2014, includes reversal of provision under Korean GAAP due to favourable court judgment.

Tata Motors Finance Ltd

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, registered net revenue from operations of Rs.695 crores and reported a Loss after tax of Rs.82 crores the quarter ended December 31, 2014. Net revenue from operations and Loss after tax for the nine months ended December 31, 2014 stood at Rs.2,073 crores and Rs.214 crores respectively.

The Financial Results for the Quarter ended December 31, 2014, are enclosed.

News Release – 2	February 5, 2015

Auditors Report (Consolidated)

INDEPENDENT AUDITORS’ REVIEW REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying Statement of Consolidated Unaudited Financial Results of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit of its associates for the Quarter and Nine months ended December 31, 2014 (“the Statement”), being submitted by the Company pursuant to Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II - Select Information referred to in paragraph 7 below. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3.	We did not review the interim financial statements / information of three subsidiaries included in the consolidated financial results, whose interim financial statements / information reflect total revenues of Rs. 59,813.46 crores and Rs. 1,66,033.13 crores for the Quarter and Nine months ended December 31, 2014 respectively, and total profit after tax (net) of Rs. 5,839.72 crores and Rs. 17,963.72 crores for the Quarter and Nine months ended December 31, 2014 respectively, as considered in the consolidated financial results. The consolidated financial results also include the Group’s share of profit after tax of Rs. Nil and Rs. Nil for the Quarter and Nine months ended December 31, 2014 respectively, as considered in the consolidated financial results, in respect of one associate, whose interim financial statements / information have not been reviewed by us. These interim financial statements / information have been reviewed by other auditors whose reports have been furnished to us by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associate, is based solely on the reports of the other auditors.

4.	Based on our review conducted as stated above and based on the consideration of the reports of the other auditors referred to in paragraph 3 above and the possible effects of the matter described in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards specified under the Companies Act, 1956 (which are deemed to be applicable as per Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014) and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the Stock Exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.	Attention is invited to Note 5 in the Statement. As stated in the note, the changes in the actuarial valuation (net) amounting to Rs. 1,593.23 crores (credit) (net of tax) and Rs. 26.52 crores (credit) (net of tax) for the Quarter and Nine months ended December 31, 2014 respectively, have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

Our report is not qualified in respect of this matter.

6.	The consolidated financial results include the interim financial statements / information of twenty three subsidiaries and two jointly controlled entities which have not been reviewed / audited by their auditors, whose interim financial statements / information reflect total revenue of Rs. 1,102.60 crores and Rs. 3,103.28 crores for the Quarter and Nine months ended December 31, 2014 respectively, and total loss after tax (net) of Rs. 73.30 crores and Rs. 261.87 crores for the Quarter and Nine months ended December 31, 2014 respectively, as considered in the consolidated financial results. The consolidated financial results also includes the Group’s share of profit after tax of Rs. 2.27 crores and Rs. 6.62 crores for the Quarter and Nine months ended December 31, 2014 respectively, as considered in the consolidated financial results, in respect of three associates, based on their interim financial statements / information which have not been reviewed / audited by their auditors.

Our report is not qualified in respect of this matter.

7.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements with the Stock Exchanges and the particulars relating to investor complaints disclosed in Part II - Select Information for the Quarter and Nine months ended December 31, 2014 of the Statement, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W- 100018)

B. P. Shroff

Partner

(Membership No. 34382)

MUMBAI, February 5, 2015

News Release – 3	February 5, 2015

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN - L28920MH1945PLC004520

PART I	(Rs. in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2014

				Quarter ended			Nine months ended		Year ended March 31,
				December 31,	September 30,	December 31,	December 31,	December 31,
				2014	2014	2013	2014	2013	2014
Particulars				Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1		Income from operations
	(a)	Sales / Income from operations		69,941.50	60,956.08	64,377.64	195,754.56	168,853.67	234,469.87
		Less : Excise duty		819.89	792.09	865.13	2,318.22	2,892.38	3,792.77
		Net Sales / Income from operations		69,121.61	60,163.99	63,512.51	193,436.34	165,961.29	230,677.10
	(b)	Other operating income		851.65	400.21	340.77	1,783.95	1,555.23	2,156.56
		Total income from operations (net)		69,973.26	60,564.20	63,853.28	195,220.29	167,516.52	232,833.66
2		Expenses
	(a)	Cost of materials consumed		40,003.84	35,119.98	37,340.23	111,805.29	97,654.08	135,550.04
	(b)	Purchase of products for sale		2,951.26	3,467.02	1,967.72	9,314.75	7,748.86	10,876.95
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(257.43)	(1,619.29)	588.93	(1,718.48)	(2,100.29)	(2,840.58)
	(d)	Employee benefits expense		6,712.18	6,231.13	5,865.26	18,765.84	15,529.11	21,556.42
	(e)	Depreciation and amortisation		3,338.88	3,213.42	2,860.29	9,531.87	7,952.68	11,078.16
	(f)	Product development / Engineering expenses		722.04	743.11	616.66	2,063.18	1,788.63	2,565.21
	(g)	Other expenses		13,767.36	10,876.33	11,115.08	35,633.54	31,934.19	43,825.77
	(h)	Amount capitalised		(3,979.68)	(3,820.62)	(3,598.72)	(11,406.44)	(9,875.98)	(13,537.85)
		Total expenses		63,258.45	54,211.08	56,755.45	173,989.55	150,631.28	209,074.12
3		Profit from operations before other income, finance costs and exceptional items (1 - 2)		6,714.81	6,353.12	7,097.83	21,230.74	16,885.24	23,759.54
4		Other income		221.97	218.40	157.95	653.57	573.75	828.59
5		Profit from ordinary activities before finance costs and exceptional items (3 + 4)		6,936.78	6,571.52	7,255.78	21,884.31	17,458.99	24,588.13
6		Finance costs		1,060.43	927.19	1,004.83	2,929.20	3,066.23	4,733.78
7		Profit from ordinary activities after finance costs but before exceptional items (5 - 6)		5,876.35	5,644.33	6,250.95	18,955.11	14,392.76	19,854.35
8		Exceptional items
	(a)	Exchange loss / (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		143.98	(26.53)	102.18	23.43	352.66	707.72
	(b)	Provision for costs associated with closure of operations and impairment of intangibles		—	—	22.16	—	224.16	224.16
	(c)	Employee separation cost		—	0.13	—	0.13	—	53.50
9		Profit from ordinary activities before tax (7 - 8)		5,732.37	5,670.73	6,126.61	18,931.55	13,815.94	18,868.97
10		Tax expense		2,140.37	2,363.91	1,308.30	6,619.33	3,667.86	4,764.79
11		Net profit from ordinary activities after tax (9 - 10)		3,592.00	3,306.82	4,818.31	12,312.22	10,148.08	14,104.18
12		Extraordinary items (net of tax expenses Rs. Nil)		—	—	—	—	—	—
13		Net profit for the period (11 + 12)		3,592.00	3,306.82	4,818.31	12,312.22	10,148.08	14,104.18
14		Share of profit / (loss) of associates (net)		2.20	3.46	(5.01)	10.47	(36.41)	(53.71)
15		Minority interest		(13.48)	(19.42)	(8.50)	(52.90)	(38.94)	(59.45)
16		Net profit after taxes, minority interest and share of profit / (loss) of associates (13 + 14 + 15)		3,580.72	3,290.86	4,804.80	12,269.79	10,072.73	13,991.02
17		Paid-up equity share capital (face value of Rs. 2 each)		643.78	643.78	643.78	643.78	643.78	643.78
18		Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year							64,936.80
19		Earnings per share (EPS)
	A.	Ordinary shares (face value of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	11.11	10.21	14.91	38.11	31.34	43.51
	(b)	Diluted EPS before and after extraordinary items	Rs.	11.11	10.21	14.91	38.10	31.33	43.50
	B.	‘A’ Ordinary shares (face value of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	11.21	10.31	15.01	38.21	31.44	43.61
	(b)	Diluted EPS before and after extraordinary items	Rs.	11.21	10.31	15.01	38.20	31.43	43.60
				(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

PART II

SELECT INFORMATION FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2014

			Quarter ended			Nine months ended		Year ended March 31,
			December 31,	September 30,	December 31,	December 31,	December 31,
Particulars			2014	2014	2013	2014	2013	2014
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
		- Number of shares	121,54,82,367	121,54,82,367	123,61,71,102	121,54,82,367	123,61,71,102	121,54,82,372
		- Percentage of shareholding (refer note 9)	44.42%	44.42%	45.17%	44.42%	45.17%	44.42%
	B.	‘A’ Ordinary shares
		- Number of shares	47,94,88,358	47,94,88,358	47,84,88,213	47,94,88,358	47,84,88,213	47,84,88,358
		- Percentage of shareholding	99.49%	99.49%	99.28%	99.49%	99.28%	99.28%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
		- Number of shares	6,14,00,000	6,14,00,000	5,60,00,000	6,14,00,000	5,60,00,000	5,84,00,000
		- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	6.54%	6.54%	5.96%	6.54%	5.96%	6.22%
		- Percentage of shares (as a % of the total share capital of the Company)	2.24%	2.24%	2.05%	2.24%	2.05%	2.13%
	(b)	Non-encumbered
		- Number of shares	87,81,56,205	87,81,56,205	88,35,56,205	87,81,56,205	88,35,56,205	88,11,56,205
		- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	93.46%	93.46%	94.04%	93.46%	94.04%	93.78%
		- Percentage of shares (as a % of the total share capital of the Company)	32.09%	32.09%	32.28%	32.09%	32.28%	32.20%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
		- Number of shares	—	—	—	—	—	—
		- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
		- Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b)	Non-encumbered
		- Number of shares	24,78,587	24,78,587	34,78,587	24,78,587	34,78,587	34,78,587
		- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
		- Percentage of shares (as a % of the total share capital of the Company)	0.51%	0.51%	0.72%	0.51%	0.72%	0.72%

			Quarter ended
			December 31,
	Particulars		2014
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	4
		Received during the quarter	8
		Disposed off during the quarter	8
		Remaining unresolved at the end of the quarter	4

Notes:-

1)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on February 5, 2015.
2)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.
3)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a law cancelling the land lease agreement at Singur, and took over possession of the land. The Company challenged the constitutional validity of the law. In June 2012, the Calcutta High Court declared the law unconstitutional and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India in August 2012, which is pending disposal. Though the Company continues to rigorously press its rights, contentions and claims in the matter, the Company has been advised that the time it may take in disposal of the appeal is uncertain. The Company has also been advised that it has a good case and can strongly defend the appeal, but the questions that arise are issues of constitutional law and thus the result of the appeal cannot be predicted. In these circumstances, in view of the uncertainty on the timing of resolution, following the course of prudence, the management has during the quarter ended December 31, 2014, made a provision for carrying capital cost of buildings at Singur amounting to Rs. 309.88 crores included under the head “other expenses” excluding other assets (electrical installations etc.) and expenses written off / provided in earlier years, security expenses, lease rent and claim for interest on the whole amount (including Rs. 309.88 crores). The Company shall however continue to pursue the case and assert its rights and its claims in the Courts.
4)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per Accounting Standard (AS)-21.
5)	During the quarter and nine months ended December 31, 2014, an amount of Rs. 1,593.23 crores (net of tax) and Rs. 26.52 crores (net of tax), respectively, has been credited [Rs. 764.67 crores (net of tax) has been credited and Rs. 1,542.91 crores (net of tax) has been debited for the quarter and nine months ended December 31, 2013], respectively to “Reserves and Surplus”, representing changes in actuarial valuation of pension plans of a subsidiary company in the UK, in accordance with IFRS principles and as permitted by AS 21 in the consolidated financial statements.
6)	In terms of the proviso to clause 3 (i) of Part A of Schedule II to the Companies Act, 2013 (the Act), the Company and its domestic group companies have decided to retain the useful life hitherto adopted for various categories of fixed assets, which are in certain cases, different from those prescribed in Schedule II to the Act. Based on the policy followed by the Company of continuous and periodic assessment, the estimated useful life and residual value adopted so far is appropriate.
7)	During the quarter ended December 31, 2014

(i)	the Company has issued USD 500 million 4.625% Senior Unsecured Notes due 2020 and USD 250 million 5.750% Senior Unsecured Notes due 2024. The proceeds have been used to refinance existing External Commercial Borrowing (ECB) of the Company of USD 500 million and balance proceeds are being used to incur new additional capital expenditure and other permitted purposes as per RBI ECB guidelines. As the ECB has been prepaid, the unamortised exchange loss (net) of Rs. 216.07 crores and the borrowing cost of Rs. 27.08 crores as at September 30, 2014 have been debited to Statement of Profit and Loss during the quarter ended December 31, 2014.

(ii)	Jaguar Land Rover Automotive Plc (JLR), an indirect subsidiary of the Company, issued USD 500 million 4.250% Senior Notes due 2019. The proceeds are used for general corporate purposes, including support for the on-going growth and capital spending plan.

8)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’. Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

							(Rs. in crores)

		Quarter ended			Nine months ended		Year ended March 31,
	Particulars	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
							2014
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
A.	Segment revenues :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	11,158.87	11,146.50	9,741.37	32,203.75	31,633.28	41,299.44
	- Jaguar and Land Rover	58,549.97	49,160.72	53,892.52	162,136.66	135,052.49	190,378.50
	Less: Intra segment eliminations	(7.02)	(58.34)	(15.12)	(85.38)	(40.30)	(76.14)

	- Total	69,701.82	60,248.88	63,618.77	194,255.03	166,645.47	231,601.80
II.	Others	703.01	670.25	628.49	1,996.78	1,821.00	2,518.99

	Total segment revenue	70,404.83	60,919.13	64,247.26	196,251.81	168,466.47	234,120.79
	Less: Inter segment revenue	(431.57)	(354.93)	(393.98)	(1,031.52)	(949.95)	(1,287.13)

	Net income from operations	69,973.26	60,564.20	63,853.28	195,220.29	167,516.52	232,833.66

B.	Segment results before other income, finance costs, exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	(1,026.51)	(434.27)	(609.40)	(2,059.65)	(355.28)	(966.93)
	- Jaguar and Land Rover	7,690.46	6,739.19	7,680.57	23,144.57	17,155.87	24,561.20
	Less: Intra segment eliminations	—	—	—	—	—	—

	- Total	6,663.95	6,304.92	7,071.17	21,084.92	16,800.59	23,594.27
II.	Others	87.90	85.44	74.93	253.43	174.55	282.66

	Total segment results	6,751.85	6,390.36	7,146.10	21,338.35	16,975.14	23,876.93
	Less: Inter segment eliminations	(37.04)	(37.24)	(48.27)	(107.61)	(89.90)	(117.39)

	Net segment results	6,714.81	6,353.12	7,097.83	21,230.74	16,885.24	23,759.54
	Add / (Less) : Other income	221.97	218.40	157.95	653.57	573.75	828.59
	Add / (Less) : Finance costs	(1,060.43)	(927.19)	(1,004.83)	(2,929.20)	(3,066.23)	(4,733.78)
	Add / (Less) : Exceptional items	(143.98)	26.40	(124.34)	(23.56)	(576.82)	(985.38)

	Total profit before tax	5,732.37	5,670.73	6,126.61	18,931.55	13,815.94	18,868.97

C.	Capital employed (segment assets less segment liabilities) :		As at September 30, 2014		As at December 31, 2014	As at December 31, 2013	As at March 31, 2014

			Unaudited		Unaudited	Unaudited	Audited
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof		44,323.29		44,396.72	45,191.61	41,694.04
	- Jaguar and Land Rover		60,100.69		72,415.55	56,267.33	54,522.90
	Less: Intra segment eliminations		—		—	—	—

	- Total		104,423.98		116,812.27	101,458.94	96,216.94
II.	Others		1,390.59		1,436.20	1,351.80	1,312.05

	Total capital employed		105,814.57		118,248.47	102,810.74	97,528.99
	Less: Inter segment eliminations		(713.90)		(751.72)	(615.06)	(642.56)

	Net segment capital employed		105,100.67		117,496.75	102,195.68	96,886.43
	Add / (Less) : Unallocable assets / (liabilities) (net)		(37,269.55)		(48,674.10)	(38,543.97)	(31,282.98)

	Capital employed		67,831.12		68,822.65	63,651.71	65,603.45

9)	Public shareholding of Ordinary shares as on December 31, 2014 excludes 21.25% (20.50% as on December 31, 2013 and 21.25% as on March 31, 2014) of Citibank N.A. as Custodian for Depositary shares.
10)	The Statutory Auditors have carried out limited review of the above results stated in Part I and notes thereto for the quarter and nine months ended December 31, 2014.

Tata Motors Limited

Cyrus P Mistry
Mumbai, February 5, 2015	Chairman

News Release – 4	February 5, 2015

Auditors Report (Stand Alone)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Standalone Financial Results of TATA MOTORS LIMITED (“the Company”) for the quarter and nine months ended December 31, 2014 (“the Statement”), being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II - Select Information referred to in paragraph 4 below. This Statement has been prepared on the basis of the related interim financial statements, which is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting specified under the Companies Act, 1956 (which are deemed to be applicable as per Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014) and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges; and

(ii)	gives a true and fair view in conformity with the accounting principles generally accepted in India of the net loss and other financial information of the Company for the quarter and nine months ended December 31, 2014.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding, in terms of Clause 35 of the Listing Agreements with the Stock Exchanges and the particulars relating to the investor complaints disclosed in Part II - Select Information for the quarter and nine months ended December 31, 2014 of the Statement, from the details furnished by the Management/Registrars.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B. P. SHROFF

Partner

(Membership No. 34382)

MUMBAI, February 5, 2015

News Release – 5	February 5, 2015

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN - L28920MH1945PLC004520

PART I

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2014

Particulars			Quarter ended			Nine months ended		Year ended
			December 31,	September 30,	December 31,	December 31,	December 31,	March 31,
			2014	2014	2013	2014	2013	2014
(A)
1	Vehicle sales: (in Nos.) (includes traded vehicles)
	Commercial vehicles		78,748	80,724	86,047	234,511	294,909	377,909
	Passenger cars and Utility vehicles		36,422	32,407	34,829	94,175	106,195	141,846
	Exports		12,314	14,089	11,211	36,630	36,265	49,922

			127,484	127,220	132,087	365,316	437,369	569,677

2	Vehicle production: (in Nos.)
	Commercial vehicles		92,487	93,361	96,578	274,895	331,731	421,040
	Passenger cars and Utility vehicles		20,965	19,276	19,310	59,490	66,595	92,402

			113,452	112,637	115,888	334,385	398,326	513,442

			(Rs. in crores)
			Audited	Audited	Audited	Audited	Audited	Audited
(B)
1	Income from operations
	(a) Sales / Income from operations		9,681.92	9,377.22	8,458.27	27,315.60	28,128.75	37,376.86
	Less: Excise duty		738.35	719.37	786.87	2,101.29	2,660.64	3,469.89
	Net sales / Income from operations		8,943.57	8,657.85	7,671.40	25,214.31	25,468.11	33,906.97
	(b) Other operating income		112.51	91.77	98.27	296.15	274.51	381.14
	Total income from operations (net)		9,056.08	8,749.62	7,769.67	25,510.46	25,742.62	34,288.11
2	Expenses
	(a) Cost of materials consumed		5,523.45	5,297.36	4,514.52	15,925.82	15,474.67	20,492.87
	(b) Purchase of products for sale		1,499.31	1,474.94	1,032.49	4,112.50	3,647.52	5,049.82
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(31.57)	(128.28)	415.82	(701.65)	34.61	371.72
	(d) Employee benefits expense		764.71	751.00	720.43	2,255.26	2,164.68	2,877.69
	(e) Depreciation and amortisation		625.60	613.47	512.18	1,779.89	1,531.01	2,070.30
	(f) Product development / Engineering expenses		97.66	119.92	121.24	297.18	318.81	428.74
	(g) Other expenses (refer note 3)		2,341.00	1,823.99	1,685.01	5,899.49	5,150.21	6,987.53
	(h) Amount capitalised		(266.99)	(324.69)	(260.76)	(843.89)	(775.31)	(1,009.11)
	Total expenses		10,553.17	9,627.71	8,740.93	28,724.60	27,546.20	37,269.56
3	Profit / (loss) from operations before other income, finance costs and exceptional items (1 - 2)		(1,497.09)	(878.09)	(971.26)	(3,214.14)	(1,803.58)	(2,981.45)
4	Other income
	(a) Profit on sale of investment in subsidiary companies [refer note 4(a)]		13.49	—	1,947.90	13.49	1,947.90	1,966.12
	(b) Others [refer note 4(b)]		44.95	142.71	40.15	1,784.85	1,736.89	1,866.91
5	Profit / (loss) from ordinary activities before finance costs and exceptional items (3 + 4)		(1,438.65)	(735.38)	1,016.79	(1,415.80)	1,881.21	851.58
6	Finance costs		418.41	344.82	356.49	1,103.03	1,014.96	1,337.52
7	Profit / (loss) from ordinary activities after finance costs but before exceptional items (5 - 6)		(1,857.06)	(1,080.20)	660.30	(2,518.83)	866.25	(485.94)
8	Exceptional items
	(a) Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans (refer note 5)		247.52	27.04	11.87	299.34	246.09	273.06
	(b) Provision for loan given and costs associated with closure of operations of a subsidiary		—	—	—	—	202.00	202.00
	(c) Diminution in the value of investments in a subsidiary		—	—	27.03	—	27.03	17.52
	(d) Employee separation cost		—	0.13	—	0.13	—	47.28
9	Profit / (loss) from ordinary activities before tax (7 - 8)		(2,104.58)	(1,107.37)	621.40	(2,818.30)	391.13	(1,025.80)
10	Tax expense / (credit)		18.14	738.26	(630.00)	756.40	(760.00)	(1,360.32)
11	Net profit / (loss) from ordinary activities after tax (9 - 10)		(2,122.72)	(1,845.63)	1,251.40	(3,574.70)	1,151.13	334.52
12	Extraordinary items (net of tax expenses Rs. Nil)		—	—	—	—	—	—
13	Net profit / (loss) for the period (11 + 12)		(2,122.72)	(1,845.63)	1,251.40	(3,574.70)	1,151.13	334.52
14	Paid-up equity share capital (face value of Rs. 2 each)		643.78	643.78	643.78	643.78	643.78	643.78
15	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year							18,510.00
16	Earnings per share (EPS)
	A. Ordinary shares (face value of Rs. 2 each)
	(a) Basic EPS before and after extraordinary items	Rs.	(6.60)	(5.73)	3.87	(11.11)	3.57	1.03
	(b) Diluted EPS before and after extraordinary items	Rs.	(6.60)	(5.73)	3.87	(11.11)	3.57	1.03
	B. ‘A’ Ordinary shares (face value of Rs. 2 each)
	(a) Basic EPS before and after extraordinary items	Rs.	(6.60)	(5.73)	3.97	(11.11)	3.67	1.13
	(b) Diluted EPS before and after extraordinary items	Rs.	(6.60)	(5.73)	3.97	(11.11)	3.67	1.13

			(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
17	Debt service coverage ratio (no. of times)							(0.11)
18	Interest service coverage ratio (no. of times)							(0.76)

PART II

SELECT INFORMATION FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2014

Particulars			Quarter ended			Nine months ended		Year ended March 31, 2014
			December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013

A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
		- Number of shares	121,54,82,367	121,54,82,367	123,61,71,102	121,54,82,367	123,61,71,102	121,54,82,372
		- Percentage of shareholding (refer Note 8)	44.42%	44.42%	45.17%	44.42%	45.17%	44.42%
	B.	‘A’ Ordinary shares
		- Number of shares	47,94,88,358	47,94,88,358	47,84,88,213	47,94,88,358	47,84,88,213	47,84,88,358
		- Percentage of shareholding	99.49%	99.49%	99.28%	99.49%	99.28%	99.28%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
		- Number of shares	6,14,00,000	6,14,00,000	5,60,00,000	6,14,00,000	5,60,00,000	5,84,00,000
		- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	6.54%	6.54%	5.96%	6.54%	5.96%	6.22%
		- Percentage of shares (as a % of the total share capital of the Company)	2.24%	2.24%	2.05%	2.24%	2.05%	2.13%
	(b)	Non-encumbered
		- Number of shares	87,81,56,205	87,81,56,205	88,35,56,205	87,81,56,205	88,35,56,205	88,11,56,205
		- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	93.46%	93.46%	94.04%	93.46%	94.04%	93.78%
		- Percentage of shares (as a % of the total share capital of the Company)	32.09%	32.09%	32.28%	32.09%	32.28%	32.20%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
		- Number of shares	—	—	—	—	—	—
		- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
		- Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b)	Non-encumbered
		- Number of shares	24,78,587	24,78,587	34,78,587	24,78,587	34,78,587	34,78,587
		- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
		- Percentage of shares (as a % of the total share capital of the Company)	0.51%	0.51%	0.72%	0.51%	0.72%	0.72%

		Particulars	Quarter ended December 31, 2014
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	4
		Received during the quarter	8
		Disposed off during the quarter	8
		Remaining unresolved at the end of the quarter	4

Notes:-

1)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on February 5, 2015.

2)	Figures for the previous periods / year have been regrouped / reclassified wherever necessary.

3)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a law cancelling the land lease agreement at Singur, and took over possession of the land. The Company challenged the constitutional validity of the law. In June 2012, the Calcutta High Court declared the law unconstitutional and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India in August 2012, which is pending disposal. Though the Company continues to rigorously press its rights, contentions and claims in the matter, the Company has been advised that the time it may take in disposal of the appeal is uncertain. The Company has also been advised that it has a good case and can strongly defend the appeal, but the questions that arise are issues of constitutional law and thus the result of the appeal cannot be predicted. In these circumstances, in view of the uncertainty on the timing of resolution, following the course of prudence, the management has during the quarter ended December 31, 2014, made a provision for carrying capital cost of buildings at Singur amounting to Rs. 309.88 crores included under the head “other expenses” excluding other assets (electrical installations etc.) and expenses written off / provided in earlier years, security expenses, lease rent and claim for interest on the whole amount (including Rs. 309.88 crores). The Company shall however continue to pursue the case and assert its rights and its claims in the Courts.

4)	Other income for the quarter and nine months ended December 31, 2014, includes

(a)	profit of Rs. 13.49 crores (Rs. 1,947.90 crores for the quarter and nine months ended December 31, 2013) on divestment of investment in a foreign subsidiary company to TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary.

(b)	dividend from subsidiary companies Rs. Nil and Rs. 1,623.41 crores, respectively (Rs. 9.09 crores and Rs. 1,555.80 crores for the quarter and nine months ended December 31, 2013, respectively).

5)	During the quarter ended December 31, 2014, the Company has issued USD 500 million 4.625% Senior Unsecured Notes due 2020 and USD 250 million 5.750% Senior Unsecured Notes due 2024. The proceeds have been used to refinance existing External Commercial Borrowing (ECB) of the Company of USD 500 million and balance proceeds are being used to incur new additional capital expenditure and other permitted purposes as per RBI ECB guidelines. As the ECB has been prepaid, the unamortised exchange loss (net) of Rs. 216.07 crores and the borrowing cost of Rs. 27.08 crores as at September 30, 2014 have been debited to Statement of Profit and Loss during the quarter ended December 31, 2014.

6)	In terms of the proviso to clause 3(i) of Part A of Schedule II to the Companies Act, 2013 (the Act), the Company has decided to retain the useful life hitherto adopted for various categories of fixed assets, which are in certain cases, different from those prescribed in Schedule II to the Act. Based on the policy followed by the Company of continuous and periodic assessment, the estimated useful life and residual value adopted so far is appropriate.

7)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.

8)	Public shareholding of Ordinary shares as on December 31, 2014 excludes 21.25% (20.50% as on December 31, 2013 and 21.25% as on March 31, 2014) of Citibank N.A. as Custodian for Depository shares.

9)	The Statutory Auditors have carried out an audit of the above results stated in Part I(B) for the quarter and nine months ended December 31, 2014.

Tata Motors Limited

Cyrus P Mistry

Chairman

Mumbai, February 5, 2015

For further press queries please contact Ms Minari Shah at +91 22 6665 7289 or email at: minari@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.